                                                              Exhibit (a)(26)


                                     TO THE
                                  EMPLOYEES OF
                                    ALLIED:


         If you're a participant in the ALLIED Employee Stock Ownership
             Plan (ESOP), the value of your account should triple.*

                              How would this work?

First, your account would get the benefit of Nationwide's tender offer for $47 per share. Second, the ESOP debt, currently about $22.4 million would be paid off from the tender offer proceeds received by the unallocated portion of the ESOP. Third, the surplus in the unallocated portion of the ESOP would be distributed among the 2,500 or so participants at the next accounting date for AN AVERAGE TOTAL YIELD OF $163,000 PER PARTICIPANT. Of course, the actual amount allocated to your account would depend on your proportionate share of the ESOP.

YOU WOULD NOT HAVE TO WAIT to get the full benefit. Following completion of the tender offer, NATIONWIDE WILL FULLY VEST ALL ESOP PARTICIPANTS. The ESOP would then be terminated and your benefits distributed to you. If you wish to defer taxes on the distribution, you could roll it over to an IRA or Nationwide's 401(k) plan.

ALL THIS, PLUS NATIONWIDE'S PUBLIC PLEDGE TO GUARANTEE CURRENT ALLIED EMPLOYMENT LEVELS AND ITS EXPRESSED INTENTION TO ADD 400 NEW JOBS IN DES MOINES ALONE OVER THE NEXT FOUR YEARS.

To get these benefits, instruct your ESOP trustee to tender into the Nationwide offer. Remember, by law your instructions are confidential.

If you own ALLIED common shares independent of the ESOP, tender these shares directly into the Nationwide offer.

                           NATIONWIDE IS ON YOUR SIDE
                                     [LOGO]

--------------------------------------------------------------------------------
                   Questions? Call GEORGESON & COMPANY INC.,
            at 1-800-223-2064 or visit our website at georgeson.com.
--------------------------------------------------------------------------------

*This benefit is based on our calculation of an estimated $183 million surplus which will be divided among approximately 2,500 participants. Based upon our interpretation of a recent IRS technical advice memorandum, at the next accounting date each participant will receive an earnings allocation of approximately $38 per share, in addition to the $47 tender price per share. After payment of the ESOP debt, the average account balance per participant should approximate $163,000 with the actual amounts credited to a participant's account dependent on their account balance.